

March 9, 2011

Via U.S. Mail and Facsimile

Jon Buttles
Principal Executive Officer
Advance Nanotech , Inc.
400 Rella Boulevard, Suite 160
Montebello, New York 10901

   Re: Advance Nanotech, Inc.
      Form 10-K for the fiscal year ended December 31, 2009
      Filed on April 15, 2010
      Letter Dated February 4, 2011
      File No. 000-10065

Dear Mr. Buttles:

   We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1A. Risk Factors, page 8

We may be classified as an inadvertent investment company., page 10

1. We note your response to prior comment 1 that the risk that you may be classified as an investment company is no longer applicable to you at this time. Please provide us the analysis supporting your determination that you need not register as an investment company under the Investment Company Act of 1940. For example, the Owlstone equity securities you hold appear to meet the definition of "investment securities" in section 3(a)(2) of the Investment Company Act and represent well over 40% of your total assets.

Note 5. Investments, page F-19

2.   We reference your response to our prior comment number 4. Please tell us what you mean by the statement that you will comply, if possible. Please confirm that you will provide audited equity method investee financial statements similar to those required by Rule 3-09 of Regulation S-X in future filings if your investment in Owlstone is material to your financial statements and to investors.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeanne Bennett at (202) 551-3606, or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Aslynn Hogue at (202) 551-3841 or Jay Mumford, Senior Attorney, at (202) 551-3637 with any other questions.

Sincerely,

Brian R. Cascio
Accounting Branch Chief